UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

009728 10 6

(Cusip Number)

John N. Kapoor EJ Financial Enterprises, Inc. 225 E. Deerpath, Suite 250 Lake Forest, IL 60045 847-295-8665	Copy To:	Thomas J. Murphy McDermott, Will & Emery 227 West Monroe Street Chicago, IL 60606 312-984-2069

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August  17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
John N. Kapoor Trust, dtd 9/20/89

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
Illinois

7	Sole Voting Power:
28,735,764*
Number of Shares	_________________________________________________________________
Beneficially	8	Shared Voting Power:
Owned by	-0-
Each	_________________________________________________________________
Reporting	9	Sole Dispositive Power:
Person	28,735,764*
With
_________________________________________________________________
10	Shared Dispositive Power:
-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

28,735,764*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13	Percent of Class Represented by Amount in Row (11):
30.6% based on 93,895,046 shares of common stock outstanding*

14	Type of Reporting Person (See Instructions):
OO

*Includes immediately exercisable Warrants for 1,501,933 and 2,099,935 shares of Common Stock, respectively.

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
John N. Kapoor

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
USA

7	Sole Voting Power:
29,360,376[1]
Number of Shares	_________________________________________________________________
Beneficially	8	Shared Voting Power:
Owned by	6,636,089[2]
Each	_________________________________________________________________
Reporting	9	Sole Dispositive Power:
Person	29,360,376[1]
With
_________________________________________________________________
10	Shared Dispositive Power:
6,636,089[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

35,996,4651 2

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/X/

13	Percent of Class Represented by Amount in Row (11):
36.9% based on 97,485,491 shares of common stock deemed outstanding1 2

14	Type of Reporting Person (See Instructions):
IN

_________________________

1 Includes immediately exercisable Warrants for 1,501,933 and 2,099,935 shares of Common Stock, respectively.

2 Includes immediately exercisable Warrants for 1,939,639 and 1,650,806 shares of Common Stock, respectively.

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
EJ Financial/Akorn Management, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
Illinois

7	Sole Voting Power:
-0-
Number of Shares	_________________________________________________________________
Beneficially	8	Shared Voting Power:
Owned by	3,045,644
Each	_________________________________________________________________
Reporting	9	Sole Dispositive Power:
Person	-0-
With
_________________________________________________________________
10	Shared Dispositive Power:
3,045,644

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,045,644

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13	Percent of Class Represented by Amount in Row (11):
3.4% based on 90,293,178 shares of common stock outstanding

14	Type of Reporting Person (See Instructions)
PN

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Pharma Nevada, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
Illinois

7	Sole Voting Power:
-0-
Number of Shares	_________________________________________________________________
Beneficially	8	Shared Voting Power:
Owned by	3,045,644
Each	_________________________________________________________________
Reporting	9	Sole Dispositive Power:
Person	-0-
With
_________________________________________________________________
10	Shared Dispositive Power:
3,045,644

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,045,644

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13	Percent of Class Represented by Amount in Row (11):
3.4% based on 90,293,178 shares of common stock outstanding

14	Type of Reporting Person (See Instructions)
CO

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
EJ Funds LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
Illinois

7	Sole Voting Power:
-0-
Number of Shares	_________________________________________________________________
Beneficially	8	Shared Voting Power:
Owned by	3,590,445*
Each	_________________________________________________________________
Reporting	9	Sole Dispositive Power:
Person	-0-
With
_________________________________________________________________
10	Shared Dispositive Power:
3,590,445*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,590,445*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13	Percent of Class Represented by Amount in Row (11):
3.8% based on 93,883,623 shares of common stock deemed outstanding*

14	Type of Reporting Person (See Instructions)
PN

_______________

( Consists of immediately exercisable Warrants for 1,939,639 and 1,650,806 shares of Common Stock, respectively.

Note:

As more fully described in Item 4 below, this Amendment No. 17 (this "Amendment") to Schedule 13D is being filed to disclose open market purchases of Akorn Common Stock on May 18, 2009 and May 19, 2009. This Amendment also discloses current acquisitions by EJ Funds LP and the Trust of two Warrants for Akorn Common Stock in August of 2009.

This Amendment is filed jointly by (i) the Trust, of which John N. Kapoor is trustee and sole beneficiary, (ii) John N. Kapoor, (iii) EJ Financial/Akorn Management, L.P., a Delaware limited partnership (“EJ/Akorn”) of which Pharma Nevada, Inc. is the managing general partner, (iv) Pharma Nevada, Inc., a Nevada corporation wholly owned by John N. Kapoor of which John N. Kapoor serves as the president and chairman of the board of directors, and (v) EJ Funds LP, a Delaware Limited Partnership (collectively, the “Reporting Persons”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following information:

On May 18, 2009, the Trust acquired 62,500 shares of Akorn Common Stock in open market purchases at prices ranging from $0.8998 to $0.93 per share. On May 19, 2009, the Trust acquired 37,500 shares of Akorn Common Stock in open market purchases at prices ranging from $0.975 to $1.03 per share.

The information set forth or incorporated in Item 6 of this Amendment is incorporated by reference into Item 4.

Item 5.	Interest In Securities of the Issuer

(a) See the Facing Page for each Reporting Person for information on the aggregate number and percentage of Akorn Common Stock held by each Reporting Person.

(b) See the Facing Page for each Reporting Person as to the number of shares of Akorn Common Stock in which each Reporting Person has sole or shared voting or dispositive rights.

(c) No transactions in Akorn Common Stock were effected by any of the Reporting Persons in the past 60 days except for the transactions described in Item 4.

(d) Inapplicable.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following information:

On August 17, 2009, Akorn entered into an Amended and Restated Credit Agreement (the “Restated Credit Agreement”) by and among Akorn, EJ Funds LP and the other persons from time to time party thereto, which replaces and supersedes the prior credit agreement among the above mentioned parties. The Restated Credit Agreement increased the borrowing availability from $5,650,000 to $10,000,000 and revised the interest payable under the agreement to 10% fixed per annum, eliminating the prime rate and LIBOR options. The Restated Credit Agreement is secured by the assets of Akorn and is not subject to financial covenants until April 1, 2010. In connection with the Restated Credit Agreement, Akorn issued EJ Funds LP warrants to purchase 1,650,806 shares of its common stock (the “Restatement Warrants”) at an exercise price of $1.16, the closing price of Akorn’s stock on August 14, 2009, which was the last full trading day prior to execution of the Restated Credit Agreement. The Restatement Warrants are exercisable beginning August 17, 2009 and expire August 17, 2014.

In addition, on August 17, 2009, Akorn entered into an Amended and Restated Subordinated Note (the “Restated Subordinated Note”) in favor of the Trust, which replaces and supersedes the prior subordinated note which had matured and not been paid off on July 28, 2009. Pursuant to the Restated Subordinated Note, Akorn refinanced its $5,000,000 subordinated debt payable to the Trust. The principal amount of $5,000,000 has been increased to $5,853,267 to include all accrued but unpaid interest owing under the prior subordinated note through August 16, 2009 and the annual interest rate of 15% remained unchanged. The Restated Subordinated Note is due and payable on August 17, 2014. In connection with the Restated Subordinated Note, Akorn issued the Trust warrants to purchase 2,099,935 shares of its common stock (the “Subordinated Note Warrants”) at an exercise price of $1.16, the closing price of Akorn’s stock on August 14, 2009, which was the last full trading day prior to execution of the Restated Subordinated Note. The Subordinated Note Warrants are exercisable beginning August 17, 2009 and expire August 17, 2014.

In connection with the Restatement Warrants and the Subordinated Note Warrants, Akorn entered into a Registration Rights Agreement dated August 17, 2009 with EJ Funds LP and the Trust, pursuant to which Akorn granted EJ Funds LP and the Trust certain rights to cause Akorn to register the shares of common stock underlying the Restatement Warrants and the Subordinated Note Warrants as well as all other common stock held by the Reporting Persons and their affiliates.

Item 7.	Material to Be Filed as Exhibits

The following Exhibits are added to Item 7 of the Schedule 13 with this Amendment:

1. Restated Credit Agreement (incorporated by reference to Exhibit 10.1 to Akorn, Inc.’s Current Report on Form 8-K filed August 21, 2009).
2. Restatement Warrants (incorporated by reference to Exhibit 10.2 to Akorn, Inc.’s Current Report on Form 8-K filed August 21, 2009).
3. Restated Subordinated Note (incorporated by reference to Exhibit 10.3 to Akorn, Inc.’s Current Report on Form 8-K filed August 21, 2009).
4. Subordinated Note Warrants (incorporated by reference to Exhibit 10.4 to Akorn, Inc.’s Current Report on Form 8-K filed August 21, 2009).
5. Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to Akorn, Inc.’s Current Report on Form 8-K filed August 21, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2009		/s/ John N. Kapoor
John N. Kapoor

August 27, 2009	EJ FINANCIAL/AKORN MANAGEMENT, L.P.

	By:	Pharma Nevada, Inc., Managing General Partner

/s/ John N. Kapoor
John N. Kapoor, President

August 27, 2009	Pharma Nevada, Inc.

	By:	/s/ John N. Kapoor
John N. Kapoor, President

August 27, 2009	John N. Kapoor Trust dtd 9/20/89

/s/ John N. Kapoor
John N. Kapoor, Trustee

August 27, 2009	EJ Funds LP

	By:	EJ Financial Enterprises, Inc.
Its General Partner

	By:	/s/ John N. Kapoor
John N. Kapoor, President